June 25, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Murray Corporation

Amendment No. 2 to the Registration Statement on Form S-4

File No. 333-165928

Ladies and Gentlemen:

Edgen Murray Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-4 (Registration No. 333-165928) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 3, 2010 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff as an exhibit to this letter. In addition, we also include a marked copy of Amendment No. 2 showing changes made from the originally filed Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 2.

General

1.	We note your response to our prior comment 1. Please revise your supplemental letter to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters or please advise.

Response:

In accordance with the Staff’s comment, the Company has amended its supplemental letter to include all the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. The Company has provided, concurrently with this response letter, its amended supplemental letter.

2.	We note your response to our prior comment 3. Please advise how a guarantee by a future U.S. subsidiary would not constitute a new security which would need to be registered on a registration statement.

Securities and Exchange Commission

June 25, 2010

Response:

Pursuant to the indenture governing the notes, when and if Edgen Murray II, L.P. acquires or forms a “future U.S. subsidiary,” Edgen Murray II, L.P. is obligated, without approval of the note holders, to cause such subsidiary to guarantee any notes issued under the indenture, including the initial notes and the exchange notes. The guarantee would then automatically exist for the benefit of all note holders and, therefore, would not involve the offer or sale of any security within the meaning of the Securities Act.

The Staff took a similar position in Proposed Rule: Financial Statements and Periodic Reports for Related Issuers and Guarantors (SEC Release Nos. 33-7649; 34-41118). There, in applying the proposed rule to various factual scenarios, the Staff stated that when the terms of an indenture allow a registrant who has registered notes under the Securities Act to add or delete subsidiary guarantors of those notes without the approval of the note holders, the addition or deletion of such guarantors would not involve any investment decision by the note holders. Therefore, the Staff stated, there would be no need to amend the registrant’s registration statement after it became effective when a guarantor was added or deleted, as no “Securities Act event” would have occurred.

In light of the Staff’s position, because the indenture requires that any “future U.S. subsidiary” of Edgen Murray II, L.P. be automatically added as a guarantor of the notes with no action on the part of the note holders, there would be no need to amend the Registration Statement or file a new registration statement to register any such guarantee because the note holders would not be making an investment decision with respect to any such guarantee.

Prospectus

Cover Page

3.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statement Regarding Industry and Market Data, page iii

4.	We note your response to our prior comment 6. Please similarly revise your third risk factor on page 43.

Securities and Exchange Commission

June 25, 2010

Response:

The Company has revised the disclosure on page 43 to remove any disclaimers of accuracy with respect to industry and market data and the Company’s responsibility therefor.

Cautionary Note Regarding Forward-Looking Statements, page iv

5.	Please revise your disclosure to state that the safe harbor provisions of the federal securities laws do not apply to any forward-looking statements contained in this prospectus.

Response:

The Company has revised the disclosure on page iv to state that the safe harbor provisions of the federal securities laws do not apply to any forward-looking statements contained in this Prospectus.

6.	We note your response to our prior comment 7. Please revise the second sentence of the third paragraph to remove any reference to risks that are currently deemed immaterial. If a risk is deemed not material, please do not reference it. Please also similarly revise the third sentence of the first paragraph on page 20.

Response:

In response to the Staff’s comment, the company has revised its disclosure on pages iv and 20 as requested.

The Exchange Offer, page 6

Acceptance of the Initial Notes and Delivery of Exchange Notes, page 7

7.	We note your response to our prior comment 11. Please revise the prospectus to provide consistent disclosure that you will promptly tender the exchange notes after expiration. For example we note the statement on page 117 that “we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter.”

Securities and Exchange Commission

June 25, 2010

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 117 as requested.

Resales, page 8

8.	Please revise the last bullet point on page 8 so that the representation applies to any person and not just to persons who are not a broker-dealer. Please also revise similar disclosure elsewhere in your prospectus such as on page 113.

Response:

In response to the Staff’s comment, the Company has revised the bullet points on pages 8 and 113.

Obligations of Broker-Dealers, page 9

9.	We note the first sentence of this section. Please advise as to which broker-dealers that did not acquire the initial notes as a result of market making or other trading activities will receive exchange notes. Alternatively, please revise this sentence to make it clear that any broker-dealer who receives an exchange note acquired the initial notes as a result of market making or other trading activities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 9 to make clear that any broker-dealer who receives an exchange note must acknowledge that it received the initial notes as a result of market making or other trading activities.

Risk Factors, page 20

There is no active trading market for the exchange notes and one may not develop, page 20

10.	We note your response to our prior comment 19. Please revise your disclosure in this risk factor to make it clear that Jefferies & Company, Inc. is not participating in the exchange offer.

Response:

In response to the Staff’s comment, the Company has revised its disclosure as requested.

Securities and Exchange Commission

June 25, 2010

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 51

Critical accounting policies, page 54

Goodwill and other intangible assets, page 55

11.	We note from the disclosure included in the company’s interim financial statements that sales declined significantly to $144.5 million for the three months ended March 31, 2010 from $235.2 million during the comparable period of 2009. We also note from the discussion provided in MD&A that this decline is attributable to the global economic downturn and associated spending cuts by customers in all segments of the energy industry. Given the significant decline in the company’s sales levels during 2010 and the resultant impact on the company’s income from operations and net loss for the period, please tell us and revise your critical accounting policies disclosures to indicate whether an updated impairment analysis with respect to the company’s goodwill and other indefinite lived intangible assets was performed by the company at March 31, 2010 pursuant to the guidance in ASC 350-20-35-30. If not, please explain whether the company’s actual results for the quarter ended March 31, 2010 are in line with the company’s expectations and with the projections used in the company’s most recently completed impairment analysis. Also, to the extent that any of your reporting units were at risk of failing step one of the goodwill impairment analysis at the date of your most recent impairment analysis, please expand MD&A to discuss the following:

•	Percentage by which fair value exceeded the carrying value of the reporting unit as of the date of the most recent impairment test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the methods and key assumptions used in your most recent goodwill impairment analysis, including a discussion of how the key assumptions were determined.

•	A discussion regarding the degree of uncertainty associated with the key assumptions used in the impairment analysis.

•	A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your reporting units were at risk of failing step one of your goodwill impairment test, please specifically state this in your response and in your revised disclosures.

Securities and Exchange Commission

June 25, 2010

Response:

The Company’s annual goodwill impairment test, as of January 1, 2010, considered the overall impact of the weakened global economy on its business and estimated future cash flows. The annual goodwill impairment test supported that the fair value of its reporting units exceeded the carrying value by at least 30%; as such, the Company concluded that no reporting units were at risk of failing step one of the goodwill impairment test as of January 1, 2010. Since January 1, 2010, the Company does not believe there have been any events or changes in circumstances, including the continued effect of the weakened global economy, that would potentially affect the fair value of our reporting units where it was more likely than not that the fair value of any reporting unit has fallen below its carrying value. The Company’s first quarter actual results were consistent with the overall expectations of operations for 2010. Accordingly, the Company has not performed an interim goodwill impairment test subsequent to the annual impairment test performed as of January 1, 2010. The Company will continue to monitor events throughout 2010 and perform updates to its goodwill impairment analysis, as necessary, in accordance with ASC 350-20-35-30.

The Company has revised its critical accounting policies disclosure on page 56 accordingly.

Business, page 80

12.	We note your response to our prior comment 21, and we reissue in part. We note the statement on pages 2 and 81 that “We believe that this trend has allowed larger distributors, like us, to continue to take market share...” Please provide a basis for this statement or remove.

Response:

In response to the Staff’s comment, the Company has removed the disclosure noted above on pages 2 and 81.

Beneficial Ownership, page 108

13.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by all legal entities.

Response:

The Company informs the Staff that it has disclosed in footnote 1 on page 108 the natural persons who control the JCP funds and that the Company does not know the identity of any natural persons who control any other non-public entity unitholders of the Company. Accordingly, the Company respectfully submits that it has provided all of the information required by Item 403 of Regulation S-K.

Securities and Exchange Commission

June 25, 2010

The Exchange Offer, page 113

Purpose and Effect of the Exchange Offer, page 113

14.	Please add a bullet point to the second set of bullet points on page 113 to include the representation that it is not participating in and does not intend to participate in the distribution of the exchange notes.

Response:

In response to the Staff’s comment, the Company has revised the bullet points on page 113 to include the requested disclosure.

Expiration Date; Extensions; Amendments; Termination, page 114

15.	Please revise your disclosure to indicate that a waiver of a material condition would constitute such a material change that would require you to extend the offer period if necessary that at least five business days remain in the offer following notice of the material change.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 114 as requested.

Conditions to the Exchange Offer, page 118

16.	We note your response to our prior comment 30 and reissue our comment. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 119 as requested.

Part II

Exhibit 5.1

17.	We note your assumption that “the Exchange Notes have been duly authorized by the Company.” We view this statement as a legal conclusion that should be opined upon by legal counsel. Alternatively, please explain how this assumption is a factual conclusion and not a legal conclusion.

Securities and Exchange Commission

June 25, 2010

Response:

The Company informs the Staff that, because the issuer of the Exchange Notes is a Nevada corporation and the due authorization of the Exchange Notes is therefore a matter of Nevada law, Nevada counsel has opined as to whether the Exchange Notes have been duly authorized in its opinion filed as Exhibit 5.2 to Amendment No. 1 to the Registration Statement and re-filed as Exhibit 5.2 to Amendment No. 2.

18.	Please revise the last sentence of the third paragraph of your opinion to remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

Response:

In response to the Staff’s comment, Dechert has revised its opinion included as Exhibit 5.1 as requested.

19.	Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determinations interpreting those laws.

Response:

In response to the Staff’s comment, Dechert confirms that the reference and limitation to the Delaware General Corporation Law in its opinion included as Exhibit 5.1 to the Registration Statement includes the statutory provisions and the reported judicial cases interpreting those laws currently in effect.

20.	Please delete the first sentence of the penultimate paragraph of your opinion. Investors who receive the exchange notes pursuant to this registration statement need to be able to rely upon this legal opinion.

Response:

In response to the Staff’s comment, Dechert has revised its opinion included as Exhibit 5.1 as requested.

Exhibit 5.2

21.	Please revise the penultimate paragraph of your opinion to remove language limiting the opinion to a date prior to, effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

Securities and Exchange Commission

June 25, 2010

Response:

In response to the Staff’s comment, Nevada counsel has revised its opinion included as Exhibit 5.1 as requested.

Exhibit 12.1

22.	Please revise the “earnings” amounts for the three months ended March 31, 2009 and 2010 to reflect the income (loss) from continuing operations before income taxes reflected in your interim financial statements for these periods rather than net income. Also, the amount for the three months ended March 31, 2010 should appropriately be reflected as a loss. The ratio of earnings to fixed charges on page 16 will also require correction as a result of these changes.

Response:

In response to the Staff’s comment, the Company has revised Exhibit 12.1 and its disclosure on page 16 as requested.

23.	In a related matter, we note that using the loss before taxes for the three months ended March 31, 2010 in the computation of your ratio of earnings to fixed charges will result in a deficiency of earnings to cover fixed charges. Please disclose the dollar amount of the company’s deficiency of earnings to cover fixed charges for this period. Refer to the guidance outlined in Instruction 2 to Item 503(d) of Regulation S-K. The deficiency of earnings to cover fixed charges on page 16 should be similarly revised.

Response:

In response to the Staff’s comment, the Company has revised Exhibit 12.1 and its disclosure on page 16 as requested.

Exhibit 99.1

24.

Refer to the second sentence of the first paragraph under the heading “Please Read the Accompanying Instructions Carefully.” Please revise your letter of transmittal to clarify, that if your exchange offer is amended in a manner determined by the Company to constitute a material change, including the

Securities and Exchange Commission

June 25, 2010

waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

In response to the Staff’s comment, the Company has revised its letter of transmittal included as Exhibit 99.1 as requested.

General

25.	Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

Response:

The Company will update the financial statements in any future amendments to the Registration Statement as required by Rule 3-12 of Regulation S-X.

26.	Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-4 registration statement.

Response:

The Company has today included an updated accountant’s consent with Amendment No. 2 and will include an updated accountant’s consents in any future amendments to the Registration Statement.

If you have any questions, please feel free to contact the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

Eric S. Siegel

Exhibits (via overnight delivery)

cc:	Daniel J. O’Leary

David L. Laxton, III